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                               February 1, 2024

       Ryan Frazier
       Chief Executive Officer
       Arrived Debt Fund, LLC
       1700 Westlake Ave North, Suite 200
       Seattle, WA 98109

                                                        Re: Arrived Debt Fund,
LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed January 17,
2024
                                                            File No. 024-12390

       Dear Ryan Frazier:

                                                        We have reviewed your
offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Form 1-A filed January 17, 2024

       Risk Factors, page 9

   1. Please revise to add a risk factor disclosing risks related to the Arrived Homes Wallet, including that the
investors will not be entitled to any interest earned for funds held in the
                                                        Wallet.
       Plan of Distribution
       Direct Share Purchase Component of the Plan, page 117

   2. We note your statement here that the plan is subject to the $75 million offering limit.
                                                        Please also revise your
cover page, Use of Proceeds, and Plan of Distribution sections to clarify that the
additional shares being issued under the distribution reinvestment and direct share purchase
components of the Plan will be aggregated as part of the maximum offering amount you can
offer in any 12-month period pursuant to Regulation A.
   3. We note your disclosure that under the direct share purchase component of the
                                                        Plan, investors will be
able to make optional cash purchases of common shares. Please
 Ryan Frazier
Arrived Debt Fund, LLC
February 1, 2024
Page 2
       revise to describe the material aspects of the direct share purchase component of the Plan, including describing the steps an investor will take to enroll in the plan and how you will
       inform investors of the plan   s commencement.

       Please also revise to clarify how and how often you will inform investors of how much of the offering limit has been sold in total, how you will inform participants in both the direct share purchase component of the Plan and the distribution reinvestment component of the
       Plan that the offering limit has been reached, and what happens to these investors in the event the offering limit is reached.
4.     Please advise whether, in connection with each additional (i.e.,
recurring   ) investment
       you will (i) obtain an affirmative written confirmation from each investor consenting to any additional investment and (ii) deliver to each investor an offering circular, including any supplements.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Pearlyne Paulemon at 202-551-8714 or Dorrie Yale at 202-551-8776 with any questions.



                                                              Sincerely,
FirstName LastNameRyan Frazier
                                                              Division of
Corporation Finance
Comapany NameArrived Debt Fund, LLC
                                                              Office of Real
Estate & Construction
February 1, 2024 Page 2
cc:       Mark Schonberger
FirstName LastName